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                             October 31, 2022

       Petros Panagiotidis
       Chief Executive Officer
       Toro Corp.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol, Cyprus

                                                        Re: Toro Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted October
13, 2022
                                                            CIK No. 0001941131

       Dear Petros Panagiotidis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F submitted October 13, 2022

       Risk Factors
       Our articles of incorporation contain exclusive forum provisions..., page 20

   1. We note your disclosure that your Articles of Incorporation provide exclusive forum provisions. We also
note that your Form of Amended & Restated Articles of
                                                        Incorporation filed as
Exhibit 1.1 do not contain an exclusive forum provision. Please revise your filing to
reconcile these disclosures.
 Petros Panagiotidis
FirstName
Toro Corp.LastNamePetros Panagiotidis
Comapany
October 31,NameToro
            2022    Corp.
October
Page 2 31, 2022 Page 2
FirstName LastName
Exhibits

2.       We note that in your Form of Amended and Restated Bylaws filed as
Exhibit 1.2 that
         Section 1 of your forum selection provision in Article XI identifies the High Court of the
         Republic of the Marshall Islands as the exclusive forum for certain litigation, including for
         any "Specified Claim    that includes any "derivative action." In
Section 2 of Article XI,
         you further disclose that the sole and exclusive forum for any claim arising under the
         Securities Act or the Exchange Act and any rule or regulation promulgated thereunder and
         "not constituting a Specified Claim subject to Section 1 of this
Article XI" shall be the
         United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States).
         Please clarify if for Section 2 of Article XI to apply, any claim must both arise under the
         Securities Act or the Exchange Act and not constitute any "Specified Claim" including being any "derivative action." In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-
3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Nikolaos Andronikos